UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 13, 2020

TIBERIUS ACQUISITION CORPORATION

(Exact Name of Registrant as Specified in Charter)

Delaware	001-38422	81-0824240
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3601 N Interstate 10 Service Rd W Metairie, LA	70002
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (504) 881-1060

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	TIBR	The NASDAQ Stock Market LLC
Warrants to purchase one share of Common Stock	TIBRW	The NASDAQ Stock Market LLC
Units, each consisting of one share of Common Stock and one Warrant	TIBRU	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.07	Submission of Matters to a Vote of Security Holders.

As previously reported on a Current Report on Form 8-K filed by Tiberius Acquisition Corporation (“Tiberius”) with the U.S. Securities and Exchange Commission (“SEC”) on October 17, 2019, on October 10, 2019, Tiberius entered into the Business Combination Agreement (as amended, the “Business Combination Agreement”) with Lagniappe Ventures LLC, a Delaware limited liability company, International General Insurance Holdings Ltd., a company organized under the laws of the Dubai International Financial Centre (“IGI”), and Wasef Jabsheh, and pursuant to a joinder thereto, International General Insurance Holdings Ltd., a Bermuda exempted company (“Pubco” or “IGI Holdings”) and Tiberius Merger Sub, Inc., a wholly-owned subsidiary of Pubco (“Merger Sub”). Among other things, the Business Combination Agreement provides for (i) the merger of Tiberius with and into Merger Sub, with Tiberius surviving the merger and the security holders of Tiberius becoming security holders of Pubco, (ii) the exchange of all or substantially all of the outstanding share capital of IGI by the shareholders of IGI for a combination of common shares of Pubco and aggregate cash consideration of $80.0 million (the “Business Combination”) and (iii) the adoption of Pubco’s amended and restated bye-laws.

On March 13, 2020, Tiberius held a special meeting of its stockholders (the “Meeting”) at which the stockholders voted on the proposals set forth below, each of which is described in greater detail in the proxy statement filed by Tiberius with the SEC on February 20, 2020.

As of February 14, 2020, the record date for the Meeting, there were 21,562,500 shares of common stock issued and outstanding. At the Meeting, there were 15,961,107 shares voted by proxy or in person, and each of the proposals was approved by the stockholders. A total of 7,910,076 shares of common stock were presented for redemption in connection with the Meeting at a redemption price of approximately $10.43 per share. There will be approximately $97 million remaining in the trust account following redemptions.

The final voting results for each matter submitted to a vote of the stockholders at the Meeting are as follows:

The Business Combination Proposal — To consider and vote upon a proposal to approve and adopt the Business Combination Agreement and to approve the transactions contemplated thereby and the performance by Tiberius of its obligations thereunder.

FOR	AGAINST	ABSTENTIONS
15,657,512	103,595	200,000

The Incentive Compensation Plan Proposal — To consider and vote upon a proposal to approve the adoption of the 2020 Omnibus Incentive Plan of Pubco.

FOR	AGAINST	ABSTENTIONS
15,660,029	101,078	200,000

The Share Issuance Proposal — To consider and vote upon a proposal to approve, for purposes of complying with applicable NASDAQ Stock Market LLC listing rules, the issuance of 20% or more of the issued and outstanding shares of common stock of Tiberius in financing transactions in connection with the Business Combination.

FOR	AGAINST	ABSTENTIONS
15,515,253	245,854	200,000

The Adjournment Proposal — To consider and vote upon a proposal to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Meeting, there are not sufficient votes to approve the Business Combination.

FOR	AGAINST	ABSTENTIONS
15,658,453	102,654	200,000

In light of receipt of the requisite approvals by Tiberius’s stockholders described above, the parties are proceeding to complete the Business Combination, which Tiberius expects to be completed on or about March 17, 2020.

ADDITIONAL INFORMATION

In connection with the proposed transaction, IGI Holdings has filed a registration statement on Form F-4 (the “Form F-4”) with the SEC which has been declared effective. The Form F-4 includes a prospectus with respect to IGI Holdings’ securities to be issued in connection with the proposed transaction and a proxy statement with respect to Tiberius’s stockholders meeting at which Tiberius’s stockholders will be asked to vote on the proposed transaction. Tiberius’s stockholders and other interested persons are advised to read the Form F-4 and the amendments and supplements thereto and other information filed with the SEC in connection with the proposed transaction, as these materials contain important information about IGI, Tiberius and the proposed transaction. The proxy statement contained in the Form F-4 and other relevant materials for the proposed transaction have been mailed to the stockholders of Tiberius as of the record date for voting on the proposed transaction. Stockholders are also able to obtain copies of the Form F-4 and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Tiberius Acquisition Corp., 3601 N Interstate 10 Service Rd W, Metairie, LA 70002.

 DISCLAIMER

This report and the exhibits hereto do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE BUSINESS COMBINATION

Tiberius, IGI, IGI Holdings, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from Tiberius’s stockholders with respect to the proposed transaction. A list of the names of Tiberius’s directors and executive officers and a description of their interests in Tiberius is contained in Tiberius’s annual report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Tiberius Acquisition Corp., 3601 N Interstate 10 Service Rd W, Metairie, LA 70002, Attention: Bryce Quin. Additional information regarding the interests of such participants is contained in the Form F-4.

IGI and certain of its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Tiberius in connection with the proposed transaction. A list of the names of such directors and executive officers is included in the Form F-4.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the businesses of Tiberius, IGI and IGI Holdings may differ from their actual results and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, expectations with respect to future performance, projected financial information, statements regarding the anticipated financial impact of the proposed transaction, the satisfaction of the closing conditions to the proposed transaction, including without limitation receipt of all required regulatory approvals, and the timing of the completion of the proposed transaction. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of Tiberius, IGI, and IGI Holdings and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement, (2) the outcome of any legal proceedings that may be instituted against the parties in connection with or related to the Business Combination Agreement and the transactions contemplated therein; (3) the inability to complete the proposed transaction, including the conditions to closing in the Business Combination Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transaction to fail to close; (5) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the proposed transaction; (6) the inability to obtain or maintain the listing of the post-acquisition company’s common shares or warrants on Nasdaq in connection with or following the closing of the proposed transaction; (7) the risk that the proposed transaction disrupts current plans and operations; (8) the potential inability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and the combined company’s ability to retain its key employees; (9) costs related to the proposed transaction; (10) changes in applicable laws or regulations; (11) the demand for IGI’s and the combined company’s services together with the possibility that IGI or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the Form F-4 and the proxy statement relating to the proposed transaction, including those under “Risk Factors” therein, and in Tiberius’s and IGI Holdings’ other filings with the SEC. The foregoing list of factors is not exclusive. In addition, any financial projections issued by the parties are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of Tiberius and IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such financial projections and forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. Tiberius, IGI, and IGI Holdings do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 13, 2020

TIBERIUS ACQUISITION CORPORATION

By:	/s/ Michael T. Gray
Name:	Michael T. Gray
Title:	Chief Executive Officer

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